Exhibit 23.1

Independent Auditors’ Consent

The Stockholder

Highland Hospitality Corporation:

We consent to the use of our report dated September 4, 2003, with respect to the balance sheet of Highland Hospitality Corporation as of September 4, 2003, and our report dated August 13, 2003, with respect to the balance sheets of Portsmouth Hotel Associates, LLC as of December 31, 2002 and 2001, and the related statements of operations, members’ capital and cash flows for each of the years in the three-year period ended December 31, 2002, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

McLean, Virginia

September 17, 2003